February 5, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Series Trust – SA VCP Dynamic Strategy Portfolio

Pre-Effective Amendment No. 1

Securities Act File No. 333-251638

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, SunAmerica Series Trust (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-251638) (the “Amendment”) so that the Amendment is declared effective on Tuesday, February 9, 2021, or as soon as practicable thereafter. AIG Capital Services, Inc., the principal underwriter of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Stacey P. Ruiz of Willkie Farr & Gallagher LLP at (212) 728-8037.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 5, 2021

Very truly yours,

SunAmerica Series Trust

By:	/s/ John T. Genoy
Name: John T. Genoy
Title: President

AIG Capital Services, Inc.

By:	/s/ James T. Nichols
Name: James T. Nichols
Title: Director, President and
Chief Executive Officer